UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.
(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Senior Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation
Item 8. Additional Information
Item 9. Exhibits
SIGNATURE

     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission on July 28, 2011 and amended on August 8, 2011 and August 12, 2011, relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Preliminary Prospectus/Offer to Exchange, dated July 25, 2011 (as amended or supplemented from time to time, the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4 dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item 4. The Solicitation or Recommendation.
Recommendation.
     The Board reaffirms its recommendation of, and declaration of advisability with respect to, the Transatlantic-Allied World Merger Agreement.
Background of the Offer.
     Item 4 is hereby amended and supplemented by replacing the last paragraph in “Item 4. The Solicitation or Recommendation—Background of the Offer” with the following disclosure:
     “On the evening of August 11 and on August 12, 2011, representatives of Gibson Dunn and in-house counsel to Berkshire negotiated the terms of a proposed confidentiality agreement (including a standstill provision) between Transatlantic and Berkshire (the “Berkshire Confidentiality Agreement”).
     On August 12, 2011, the Board met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, to review and consider the Berkshire Confidentiality Agreement and the one-way confidentiality agreement provided by Validus. Representatives of Gibson Dunn discussed with the Board the terms of the one-way confidentiality agreement provided by Validus and the terms of the Berkshire Confidentiality Agreement, in each case in light of the applicable legal standards and Transatlantic’s obligations under the merger agreement with Allied World. At this meeting, the Board considered that entering into the one-way confidentiality agreement provided by Validus could expose Transatlantic to the risk of liability for breach of the merger agreement with Allied World because it did not contain terms that were substantially similar to, and not less favorable to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World and was not otherwise permissible under such merger agreement, and therefore determined to take no action with respect to the one-way confidentiality agreement. After further discussion at the meeting, the Board determined in good faith that the Berkshire Confidentiality Agreement contains terms that were substantially similar to, and not less favorable to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World. The Board therefore authorized management to enter into the Berkshire Confidentiality Agreement. Subsequent to the Board’s determination, Transatlantic and Berkshire entered into the Berkshire Confidentiality Agreement. Also on August 12, 2011, Transatlantic issued a press release announcing that it had entered into the Berkshire Confidentiality Agreement and commenced discussions with Berkshire, which press release is attached hereto as Exhibit (a)(15) and incorporated herein by reference.
     On August 15, 2011, Allied World filed Amendment No. 3 to the Joint Proxy Statement/Prospectus with the SEC.
     Commencing on August 12, 2011 and continuing through the date of this Statement, representatives of Transatlantic have engaged in discussions, and exchanged information, with representatives of Berkshire.

     On August 17, 2011, Allied World filed Amendment No. 4 to the Joint Proxy Statement/Prospectus with the SEC.”
Reasons for Recommendation.
     Item 4 is hereby amended and supplemented by replacing the first bullet under “—The Exchange Offer Economically Disadvantages Transatlantic Stockholders” with the following information:
“•	The Exchange Offer Does Not Adequately Reflect Transatlantic’s Contributions To The Combined Company. Transatlantic’s aggregate book value at March 31, 2011 was $4,041 million, and Validus’s was $3,315 million. After adjusting for the approximately $500 million of cash consideration offered by Validus, Transatlantic’s adjusted book value of $3,541 million represents approximately 52% of the Transatlantic-Validus combined company’s aggregate book value. By contrast, Validus’s Exchange Offer only gives Transatlantic’s stockholders a 48% ownership in the Transatlantic-Validus combined company.

•	Transatlantic’s aggregate book value at June 30, 2011 was $4,234 million, and Validus’s was $3,408 million. After adjusting for the approximately $500 million of cash consideration offered by Validus, Transatlantic’s adjusted book value of $3,734 million represents approximately 52% of the Transatlantic-Validus combined company’s aggregate book value.”
     Item 4 is hereby amended and supplemented by replacing the information under “—Materially Lower Book Value Per Share To Transatlantic Stockholders” with the following:
“•	Significant Dilution In Book Value Per Share. Based on data as of March 31, 2011, the Board, after consulting with its financial advisors, believes that the Exchange Offer would result in an approximately 9% (or $5.59) reduction in book value per Transatlantic Common Share.

•	Greater Dilution Than In The Allied World Merger. By contrast, the Board, after consulting with its financial advisors, believes that, based on March 31, 2011 financial information, the Transatlantic-Allied World Merger would result in $0.88 of dilution to Transatlantic’s stockholders’ book value per share.

Note: Based on information provided in S-4 filed by Allied World on July 7, 2011 and S-4 filed by Validus on July 25, 2011, which information filed by Validus includes $500 million pre-tax in proposed reserve strengthening for Transatlantic.
•	Based on data as of June 30, 2011, we believe, after consulting with our financial advisors, that the Exchange Offer would result in an approximately 10% (or $6.61) reduction in book value per Transatlantic Common Share.

•	By contrast, we believe, after consulting with our financial advisors, that, based on June 30, 2011 financial information, the Transatlantic-Allied World Merger would result in $1.66 of dilution to Transatlantic’s stockholders’ book value per share.

Note: Based on information provided in Form S-4 filed by Allied World on August 17, 2011 and Form S-4 filed by Validus on August 19, 2011, which information filed by Validus includes $500 million pre-tax in proposed reserve strengthening for Transatlantic.
     Item 4 is hereby supplemented by adding the following information below the first bullet under “—Inferior Book Value Per Share Growth And Shareholder Returns Relative To Allied World”:
“•	Lower Book Value Per Share Growth. Allied World has grown its book value per basic share by approximately 19% annualized rate since Q3 2006 through Q2 2011. Over the same period, Validus has grown its book value per basic share by approximately 13% annualized rate.[1]”
     Item 4 is hereby amended and supplemented by adding the following information after the third primary bullet under “—We Believe Validus Offers Inferior Long-Term Value Creation Potential For Transatlantic Stockholders”:
“The ratio of Transatlantic’s one-in-250-year event probable maximum loss (“PML”) relative to its shareholders’ equity as of June 30, 2011 was approximately 16%, compared to approximately 14% for Allied World and approximately 27% for Validus. On a pro forma basis, the Transatlantic-Allied World Merger would result in a lower PML to equity ratio compared to the Exchange Offer. This lower ratio would provide greater capacity to expand property catastrophe premiums as market conditions dictate.”
     Item 4 is hereby amended and supplemented by replacing the fourth primary bullet under “—We Believe Validus Offers Inferior Long-Term Value Creation Potential For Transatlantic Stockholders” with the following information:

[1]	Based on Allied World’s and Validus’s Forms S-4, filed with the SEC on August 17, 2011 and August 19, 2011, respectively.

“•	Allied World Has Achieved Higher Investment Returns And Has A Larger Portfolio of Invested Assets. Allied World demonstrated total net investment return[2] from 2008 through 2010 of approximately 15%, whereas Validus demonstrated total net investment returns during the same period of approximately 10%. According to Validus’s Form S-4 filed on July 25, 2011, the Transatlantic-Validus combined company would have total investments and cash of $19.3 billion as of March 31, 2011, $2.2 billion lower as compared to the Transatlantic-Allied World Merger based on Allied World’s Form S-4 filed on July 7, 2011. Validus, as a self-described “short-tail” reinsurer, has a shorter investment horizon with respect to its portfolio of assets, which we believe has had a negative impact on its demonstrated total net investment return for the period presented.

•	According to Validus’s Form S-4 filed on August 19, 2011, the Transatlantic-Validus combined company would have total investments and cash of $19.9 billion as of June 30, 2011, $2.2 billion lower as compared to the Transatlantic-Allied World Merger based on Allied World’s Form S-4 filed on August 17, 2011.”
     Item 4 is hereby amended and supplemented by replacing the third and fourth bullets under “—Significant Uncertainty With Respect To Ratings Outcome” with the following information:
“•	Higher Catastrophe Loss Exposure At Validus. Validus has historically tolerated a higher cat exposure than both Transatlantic and Allied World. While this higher cat exposure can generate significant additional premiums, it increases volatility of earnings and capital.

The level of property catastrophe exposure is often expressed through a ratio of one-in-250-year event PML to shareholders’ equity. As of March 31, 2011, the ratio of Transatlantic’s one-in-250 year event PML to shareholders’ equity was approximately 17% for Transatlantic, approximately 15% for Allied World and approximately 32% for Validus.

[2]	Based on the Allied World Investor Presentation, filed with the SEC under Rule 425 on July 25, 2011.

(1)	Based on shareholders’ equity amounts as of March 31, 2011. Transatlantic PML amount per 2010 10-K. Allied World PML per Q1 2011 earnings conference call.

(2)	Per Allied World’s 2010 10-K. “Allied World seeks to manage its risk exposure so that its PML for a single catastrophe event, after reinsurance, in any ‘one-in-250-year’ event does not exceed approximately 20% of capital.” Adjusted to represent PML as percentage of equity, based on Allied World’s March 31, 2011 balance sheet.

(3)	As of March 31, 2011. Estimated by dividing 250-year U.S. Hurricane PML of $1,064 million by shareholders’ equity of $3,315 million. Per Validus Investor Financial Supplement — Q1 2011. As of June 30, 2011, the ratio of one-in-250-year PML to total shareholders’ equity for Validus was approximately 27%.
On a pro forma basis, the cumulative catastrophe losses for 2008 through Q1 2011, as a percentage of cumulative net premiums earned during the same period, would be 9.4% for the Transatlantic-Validus combined company, as compared to 7.1% for a Transatlantic-Allied World combined company, in each case based on information from SNL Financial, company filings, press releases and other public information.

•	As of June 30, 2011, the ratio of one-in-250 year event PML to shareholders’ equity was approximately 16% for Transatlantic, approximately 14% for Allied World and approximately 27% for Validus.

(1)	Based on shareholders’ equity amounts as of June 30, 2011. Transatlantic PML amount per Q2-2011 10-Q. Allied World PML per Q1 2011 earnings conference call.

(2)	Per Allied World’s 2010 10-K. “Allied World seeks to manage its risk exposure so that its PML for a single catastrophe event, after reinsurance, in any ‘one-in-250-year’ event does not exceed approximately 20% of capital.” Adjusted to represent PML as percentage of equity, based on Allied World’s June 30, 2011 balance sheet.

(3)	As of June 30, 2011. Estimated by dividing 250-year U.S. Hurricane PML of $968 million by shareholders’ equity of $3,543 million. Per Validus Investor Financial Supplement — Q2 2011.
On a pro forma basis, the cumulative catastrophe losses for 2008 through Q2 2011, as a percentage of cumulative net premiums earned during the same period, would be 9.5% for the Transatlantic-Validus combined company, as compared to 7.3% for a Transatlantic-Allied World combined company, in each case based on information from SNL Financial, company filings, press releases and other public information.

•	Higher Financial Leverage Limits Financial Flexibility. The $500 million of incremental leverage to fund the cash consideration in the Exchange Offer limits the Transatlantic-Validus combined company’s financial flexibility and exposes it to increased risk entering the peak wind season.

Source: Public filings and rating agency research reports

(1)	Pro forma capitalization for Transatlantic-Allied World combined company based on information provided in S-4 filed by Allied World on July 7, 2011. Total debt / total capitalization ratio excludes $58 million adjustment for increase in fair value of Allied World notes. Pro forma capitalization for Validus Exchange Offer based on S-4 filed by Validus on July 25, 2011.

Source: Public filings and rating agency research reports

(1)	Pro forma capitalization for Transatlantic-Allied World combined company based on information provided in S-4 filed by Allied World on August 17, 2011. Total debt / total capitalization ratio excludes $80.3 million adjustment for increase in fair value of Allied World notes. Pro forma capitalization for Validus Exchange Offer based on S-4 filed by Validus on August 19, 2011.
Item 8. Additional Information.
Litigation Related to the Exchange Offer.
     Item 8 is hereby amended and supplemented by adding the following disclosure to the end of the last paragraph in “Item 8. Additional Information—Litigation Related to the Exchange Offer”:
     “On August 16, 2011, Validus filed a Motion for Preliminary Injunction and a Motion for Expedited Proceedings.”
Cautionary Note Regarding Forward-Looking Statements
Item 8 is hereby amended and supplemented by replacing the paragraph under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” with the following information:
     “This Statement contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the Transatlantic-Allied World Merger Agreement; the inability to obtain Transatlantic’s or Allied World’s stockholder approval or the failure to satisfy other conditions to completion of the Transatlantic-Allied World Merger Agreement, including receipt of regulatory approvals; risks that the proposed Transatlantic-Allied World Merger Agreement disrupts current plans and operations; risks that the unsolicited Exchange Offer and/or Berkshire proposal disrupts current plans and operations, including the proposed Transatlantic-Allied World Merger Agreement; the ability to retain key personnel; the ability to recognize the benefits of the proposed Transatlantic-Allied World Merger Agreement; the amount of the costs, fees, expenses and charges related to the proposed Transatlantic-Allied World Merger Agreement and the Exchange Offer and the Berkshire proposal; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Annual Report on Form 10-K and other filings with the SEC and in the section entitled “Risk Factors” in the Joint Proxy Statement/Prospectus on Form S-4/A related to the proposed Transatlantic-Allied World Merger Agreement, which was filed by Allied World with the SEC on August 17, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.”
Item 8 is hereby supplemented by adding the following information to the end of Item 8:
“Additional Information about the Proposed Merger with Allied World and Where to Find It.
     Allied World has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of Transatlantic and Allied World that also constitutes a prospectus of Allied World in connection with a proposed merger between Transatlantic and Allied World. This Statement is not a substitute for the Joint Proxy Statement/Prospectus or any other document that Transatlantic or Allied World may file with the SEC or send to their stockholders in connection with the proposed merger. Investors and security holders are urged to read the registration statement on Form S-4, including the preliminary Joint Proxy Statement/Prospectus filed and other relevant documents that will be filed with the SEC (including the definitive Joint Proxy Statement/Prospectus), as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Participants in the Solicitation.
     Transatlantic, Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed Transatlantic-Allied World Merger Agreement. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders and the preliminary Joint Proxy Statement/Prospectus on Form S-4/A related to the proposed Transatlantic-Allied World Merger Agreement, which was filed by Allied World with the SEC on August 17, 2011. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders and the preliminary Joint Proxy Statement/Prospectus on Form S-4/A related to the proposed Transatlantic-Allied World Merger Agreement, which was filed by Allied World with the SEC on August 17, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.”
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits.

Exhibit
No.	Description

(a)(16)	Amendment No. 3 to the Joint Proxy Statement/Prospectus, filed by Allied World Assurance Co Holdings, AG on Form S-4 (SEC File No. 333-175398), dated August 15, 2011 (incorporated herein by reference).

(a)(17)	Amendment No. 4 to the Joint Proxy Statement/Prospectus, filed by Allied World Assurance Co Holdings, AG on Form S-4 (SEC File No. 333-175398), dated August 17, 2011 (incorporated herein by reference).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Senior Vice President and General Counsel

Date: August 19, 2011